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13012765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 28 2013
Washington, DC
190

SEC FILE NUMBER
8- 67884

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: K Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katherine Anderson 404-303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tanton and Company, LLP
(Name – *if individual, state last, first, middle name*)

37 West 57th Street	New York	New York	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM
3/11/13

OATH OR AFFIRMATION

I, Katherine Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of K Capital LLC, as of 12/31/2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

2/25/2013

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TANTON
AND
COMPANY, LLP
Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

TO THE MEMBER OF K CAPITAL LLC:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of K Capital LLC (the "Company") as of December 31, 2012, and the related statement of income, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness

37 West 57th Street • 5th Floor • New York, N.Y. 10019, Tel: (212) 583-1100, Fax: (212) 583-1107

of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of K Capital LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to financial statements taken as a whole.

Tanton & Company, LLP

New York, New York
February 27, 2013

Certified Public Accountants

K Capital LLC
Balance Sheet
December 31, 2012

ASSETS

CURRENT ASSETS		
Cash	$	329,670
Accounts Receivable, net of allowance for doubtful accounts of $100,000		85,000
Other Assets		60
TOTAL ASSETS	$	414,730

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts Payable	$	1,000
Due to Member		59,550
TOTAL LIABILITIES		60,550
MEMBER'S EQUITY		354,180
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	414,730

The accompanying notes are an integral part of these financial statements.

K Capital LLC
Statement of Income
for the Year Ended December 31, 2012

REVENUES		
Investment Advisory Fees	$	700,000
EXPENSES		
Salaries and Benefits		258,450
Rent		10,200
General and Operating		35,540
Marketing & Advertising		39,990
Professional Fees		15,960
Regulatory Fees		19,773
Taxes		1,600
Total Expenses		381,513
NET INCOME	$	318,487

The accompanying notes are an integral part of these financial statements.

K Capital LLC
Statement of Changes in Member's Equity
for the Year Ended December 31, 2012

Balance at January 1, 2012	$ 29,394
Contributions	176,159
Distributions	(169,860)
Net income	318,487
Balance at December 31, 2012	$ 354,180

The accompanying notes are an integral part of these financial statements.

K Capital LLC
Statement of Cash Flows
for the Year Ended December 31, 2012

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:	
Net income	$ 318,487
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities	
Accounts receivable	(85,000)
Other assets	316
Accounts payable and accrued expenses	31,140
Total adjustments	(53,544)
NET CASH PROVIDED BY OPERATING ACTIVITIES	264,943
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:	
Capital contributions by member	176,159
Capital distributions by member	(169,860)
NET CASH PROVIDED BY FINANCING ACTIVITIES	6,299
NET INCREASE IN CASH	271,242
CASH, Beginning of year	58,428
CASH, End of year	$ 329,670

The accompanying notes are an integral part of these financial statements.

1. Organization and Business Activity

K Capital LLC, (the "Company") was formed on March 14, 2011 and is a wholly owned subsidiary of Kinetic Advisors LLC. In November 2011, Kinetic Advisors LLC purchased all the membership units of Black Fossil Securities, LLC, and FINRA approved the K Capital LLC continuance of the broker-dealer membership from the partnership formerly known as ("f/k/a") Black Fossil Securities, LLC. The Company's objective is to assist business clients in the private placement of debt and equity securities. The Company is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority (the "FINRA").

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Basis of Presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates in Financial Statements

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable and Allowance for Doubtful Accounts

The Company's accounts receivable are recorded at amounts billed to customers, and presented on the balance sheet net of reserves for return and allowances and allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectable, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company.

Recognition of Revenue

The Company recognizes revenue when it is earned or realized.

Summary of Significant Accounting Policies - continued

Income Taxes

The Company is a Delaware limited liability company, (the "LLC"). The member of the LLC is taxed on the Company's taxable income. Accordingly, no provision liability for federal and state income taxes has been included in the financial statements.

Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2012, and February 27, 2013, the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

3. Related Party Transactions

The Company has entered into an expense sharing agreement with its member, which has been approved by the FINRA. Under the terms of this agreement, the Company pays various shared expenses, including rent, utilities, salaries, marketing and advertising, professional and other miscellaneous expenses. Total of such expenses under this agreement are $29,410 per month, for the year ended December 31, 2012. As of January 1, 2013, the fee has increased to $33,758 per month to account for increases in expenses such as compensation and general operating costs. The expense sharing agreement liability of the Company is recorded as Due to Member on the Statement of Financial Condition.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and limits the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. In addition, equity capital may not be withdrawn within one year of the date of contribution or if the resulting net capital would not exceed 10 to 1. At December 31, 2012, the Company had net capital as defined of $269,120, which was $264,120 in excess of its required minimum of $5,000. The Company's net capital was .22 to 1.

5. Concentration of Credit Risk and Other Financial Information

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and commissions and fee receivable. Concentrations of credit risk with respect to the receivables are generally limited due to the large number of clients and markets in which the Company does business, as well as the dispersion across many geographic areas. In the ordinary course of business the Company maintains bank deposits at one financial institution, which exceed the maximum coverage provided by the Federal Deposit Insurance Corporation (the "FDIC") on the insured depositor accounts.

K Capital LLC
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
for the Year Ended December 31, 2012
Schedule I

NET CAPITAL		
Total Member's Equity	$	354,180
Deductions and/or charges		
Non-allowable assets from the statement of financial condition		85,060
Net capital before haircuts on securities position		269,120
Haircut on securities		0
Net Capital	$	269,120
Computation of Basic Net Capital Requirement		
Minimum net capital (6 2/3% of aggregate indebtedness)	$	4,037
Mnimum net capital requirement of reporting broker or dealer	$	5,000
Greater of 6 2/3% of aggregate indedetedness or minimum capital reqirement of reporting broker or dealer	$	5,000
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar requirement of reporting broker or dealer	$	263,065
Computation of Aggregate Indebtedness		
Aggregate indebtedness liabilities from the statement of financial position	$	60,550
Percentage of aggregate indebtedness to net capital		22.50%

No material differences exist between the above computation and the computation included in the Company's corresponding audited Form X-17a-5 Part IIA filing.

K Capital LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
for the Year Ended December 31, 2012
Schedule II

The Company claims exemption from requirements of rule 15c3-3,
under Section (k)(2)(i) of the Rule.

K Capital LLC

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
for the Year Ended December 31, 2012
Schedule III

The Company claims exemption from the requirement of rule 15c3-3, under Section (k)(2)(i) of the Rule.

TANTON
AND
COMPANY, LLP
Accountants & Consultants

**Independent Auditors' Report on Internal Control Structure
as Required by SEC Rule 17a-5**

TO THE MEMBER OF K CAPITAL LLC:

In planning and performing our audit of the financial statements of K Capital LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting

37 West 57th Street • 5th Floor • New York, N.Y. 10019, Tel: (212) 583-1100, Fax: (212) 583-1107

principles. Rule 17a-5(g) lists additional objectives of the practices procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tanton and Company, LLP

Certified Public Accountants

New York, New York
February 27, 2013

TANTON
AND
COMPANY, LLP
Accountants & Consultants

Independent Auditors' Report on Applying Agreed-upon Procedures Related to Form SIPC-7 as Required by SEC Rule 17a-5

TO THE MEMBER OF K CAPITAL LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation (the "SIPC") for the year ended December 31, 2012, which was agreed to by K Capital LLC (the "Company"), the Securities and Exchange Commission (the "SEC"), the Financial Industry Regulatory Authority (the "FINRA") and the SIPC, solely to assist the Company and other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

- Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries. Finding: no differences.

- Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012. Finding: audit adjustment recorded to total revenue resulting in a lower 2012 SIPC assessment and an overpayment which will be reflected in the 2013 Form SIPC-6; the Company will file an amended Form SIPC-7 concurrent with the filing of this audit.

- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. Finding: see second bullet above.

- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. Finding: see second bullet above.

37 West 57th Street • 5th Floor • New York, N.Y. 10019, Tel: (212) 583-1100, Fax: (212) 583-1107

- Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. Finding: no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to the Company.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tanton and Company, LLP

Certified Public Accountants

New York, New York
February 27, 2013